                                                                      EXHIBIT 10

                                                            [COMPUTERSHARE LOGO]

                                                               INVESTOR SERVICES

April 8, 2004                              Computershare Trust Company of Canada
                                                           100 University Avenue
                                                                Toronto, Ontario
                                                                          M5J 2'
To: Alberta Securities Commission                 CANADA Telephone 1-800-663-90
    British Columbia Securities Commission        Australia www.computershare.cc
    Manitoba Securities Commission                Channel Islands
    Office of the Administrator, New Brunswick    Hong Kong
    Securities Commission of Newfoundland         Germany
    Nova Scotia Securities Commission             Ireland
    Ontario Securities Commission                 New Zealand
    Registrar of Securities, Prince Edward Island Philippines
    Commission des valeurs mobilieres du Quebec   South Africa
    Saskatchewan Securities Commission            United Kingdom
    Securities Registry, Government of the        USA
    Northwest Territories
    Registrar of Securities, Government of the Yukon Territories
    Nunavut Legal Registry
    TSX Venture Exchange

Dear Sirs:

Subject:             INTEROIL CORPORATION
                     Notification of Meeting and Record Date

We advise the following with respect to the Annual & Special Meeting of Shareholders for the subject Corporation:

1.   Name of the Reporting Issuer                      : Interoil Corporation
2.   Date Fixed for the Meeting                        : June 29, 2004
3.   Record Date for Notice                            : May 6, 2004
4.   Record Date for Voting                            : May 6, 2004
5.   Beneficial Ownership Determination Date           : May 6, 2004
6.   Securities to Vote                                : Common
7.   Securities Entitled to Notice                     : Common
8.   Business to be conducted at the Meeting           : Non-Routine
9.   Cusip                                             : 460951106
10.  ISIN                                              : CA460951106

Yours truly,
COMPUTERSHARE TRUST COMPANY OF CANADA

("Signed Carol Allen")
Assistant Account Manager
Stock Transfer Services
Tel (416) 263-9688
Fax (416) 981-9800